[DELPHI AUTOMOTIVE SYSTEMS LOGO]                                      EXHIBIT 99
                                                                    NEWS RELEASE

FOR RELEASE: October 16, 2001 7:30 a.m. EDT     CONTACT: Jennifer M. Timkey
                                                         (248) 813-2626
                                                jennifer.m.timkey@delphiauto.com

      DELPHI EARNS $0.05 PER SHARE AND GENERATES $111 MILLION OF OPERATING
                           CASH FLOW IN THIRD QUARTER

         POSITIVE PROGRESS REDUCING BREAKEVEN -- DESPITE WEAKER REVENUE

           LEAN MANUFACTURING HELPS DELPHI UPHOLD CUSTOMER COMMITMENTS

         TROY, MICH. -- Delphi Automotive Systems (NYSE: DPH) today reported third quarter 2001 net income of $26 million, or $0.05 per share, in line with First Call consensus estimates. Earnings for the third quarter of 2000 were $148 million, or $0.26 per share. Revenue totaled $6.2 billion, down 6 percent from $6.6 billion in the same period of 2000. Delphi generated strong operating cash flow of $111 million, which the company used to fund $108 million of employee separation and related payments associated with previously announced restructuring plans.

         "The third quarter was undoubtedly challenging for all global companies, including those in the automotive sector," said Alan S. Dawes, Delphi's chief financial officer. Dawes cited continued softening of auto production in North America, Europe and South America, and ongoing weak global aftermarket sales for the lower earnings. Unusual logistics and manufacturing costs incurred as a result of the September terrorist attacks, coupled with sudden late-quarter customer schedule reductions, also impacted Delphi's performance in the period, he said.

         "The flexibility inherent in the Delphi Manufacturing System, combined with key business initiatives, helped Delphi meet our customer commitments while also protecting our results for the quarter," Dawes said. "Given the uncertain market, Delphi is increasingly focused on improving cash flow. Actions include: trimming structural costs in line with demand; efficiently managing working capital; limiting capital expenditures; and accelerating global restructuring plans. These steps allowed us to materially improve our cash flow, reduce our breakeven level and stabilize third quarter earnings."


                                     (more)

RESTRUCTURING & PORTFOLIO PROGRESS

         In the first quarter of 2001 Delphi announced restructuring plans to close nine plants, consolidate more than 40 global operations and reduce the workforce by 11,500 positions, impacting approximately $900 million in sales. During the third quarter Delphi made additional progress on these plans, consolidating the thermal product operations in Piracicaba, Brazil, and finalized disposition of the aerospace cable and wiring business in Fort Defiance, Arizona. Restructuring-related headcount reductions totaled 3,700 during the quarter, bringing total positions eliminated to 8,500 in 2001. Delphi expects an additional 1,000 to 1,500 employees to separate this year, with the balance of previously announced separations occurring in the first quarter 2002.

         Delphi also divested two joint ventures in China. Today Delphi announced that it has closed a facility in Kent, Wash., and will exit a joint venture with NSK Brasil, Ltda. in Suzano, which produces wheel bearings for the Brazilian automotive market.

         The moves bring Delphi's total restructuring and portfolio related actions through Q3 2001 to approximately $1.1 billion in sales. Dawes said the company expects to announce plans to resolve the remaining $3 billion to $4 billion of businesses under portfolio review by year-end. Since 1992, Delphi has sold or closed 91 businesses and facilities with sales exceeding $7 billion.

DELPHI MANUFACTURING SYSTEM

         Delphi's established lean manufacturing practices were critical to the company's response to massive logistics obstacles caused by the terrorist attacks last month. "In addition to improvements to our cost structure, Delphi's transition to lean allows us to be better prepared for times of crisis," said Mark C. Lorenz, Delphi vice president of Operations & Logistics. "Our small lot production strategy and nimble logistics supply base allowed us to keep all of our global customers operating without disruption. The performance of our global supply chain in this crisis clearly demonstrates that we can maintain customer schedules without carrying excess inventory." Lorenz said that although unusual shipment and manufacturing costs were incurred until regular transportation routes opened, Delphi was able to minimize this impact by working closely with customers, logistics providers and suppliers to select the most cost-effective way to manufacture and transport Delphi products.

                                     (more)

                                      - 3 -
3Q 2001 HIGHLIGHTS

         Supporting its customer diversification goals, Delphi also made several significant business announcements in the period, which include:

-    Delphi announced a major contract for passive occupant detection systems
     (PODS) with GM. Total PODS revenue is expected to exceed $300 million annually by 2004.
- Delphi began production to supply halfshafts to DaimlerChrysler for the new 2002 Dodge Ram and Jeep(R) Liberty models. The new contracts make Delphi the sole supplier of halfshafts for the automaker's North American truck and global Jeep models.
- New contracts were awarded by PSA Peugeot Citroen and Hyundai-Kia for innovative second-generation diesel common-rail systems.
- Delphi booked its first contract to supply power sliding door technology to the European automotive market.
- Delphi earned a contract to supply telematics modules for the 2003 Subaru Outback H6-3.0 sedan and wagon models in the United States.
- Delphi received U.S. Department of Energy commitment for funding future solid oxide fuel cell research with Battelle.

         During the third quarter, 32 percent of Delphi's sales were with customers other than General Motors.

Q4 OUTLOOK

         "We continue to evaluate fourth quarter industry volume forecasts," said Dawes. "Currently we expect revenues of $6.3 billion to $6.5 billion. On this basis, we expect net income of $30 million to $85 million, or $0.05 to $0.15 earnings per share, and operating cash flow of $100 million to $200 million during the period," he said.

         Delphi will host a briefing to discuss the company's third quarter financial results at 11:30 a.m. EDT today. The meeting will be available via a live audio webcast through Delphi's web site at www.delphiauto.com. A replay of the webcast will be available in the audio archive section of the site through November 17, 2001.

         For more information about Delphi Automotive Systems, visit Delphi's Virtual Press Room at www.delphiauto.com/VPR. Highlights follow.

                                      # # #

Forward Looking Statements
The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Delphi and its representatives may periodically make written or oral statements that are "forward-looking," including statements included in this report and other filings with the Securities and Exchange Commission and in reports to our stockholders. All statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, savings expected as a result of global restructuring or other initiatives, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results) are forward-looking statements. These statements are made on the basis of management's views and assumptions; as a result, there can be no assurance that management's expectations will necessarily come to pass. Principal important factors, risks and uncertainties which may cause actual results to differ from those expressed in forward-looking statements set forth in this press release include: our ability to increase non-GM sales and achieve the labor benefits expected from our separation from GM; our ability to retain GM business; potential increases in our warranty costs; our ability to successfully implement our global restructuring plans; changes in the economic conditions or political environment in the markets in which we operate; incremental costs, slowed automobile production or other effects that may occur as a result of the terrorists attacks; currency exchange rate fluctuations; financial or market declines of our customers or significant business partners; labor disruptions or material shortages; the level of competition in the automotive industry; significant downturns in the automobile production rate; costs relating to legal and administrative proceedings; changes in laws or regulations pertaining to the automotive industry; our ability to realize cost savings expected to offset price reductions; our ability to make pension and other post-retirement payments at levels anticipated by management; our ability to successfully exit non-performing businesses and absorb contingent liabilities related to divestitures; our ability to complete and integrate acquisitions; changes in technology and technological risks; our ability to protect and assert patent and other intellectual property rights; our ability to provide high quality products at competitive prices, to develop new products to meet changing consumer preferences and to meet changing vehicle manufacturers supply requirements on a timely, cost effective basis; and other factors, risks and uncertainties discussed in the Delphi Automotive Systems Corporation Annual Report on Form 10-K for the year ended December 31, 2000 and other filings with the Securities and Exchange Commission. Delphi does not intend or assume any obligation to update any of these forward-looking statements.

HIGHLIGHTS - Three months ended September 30, 2001 vs. Three months ended September 30, 2000 comparison

                                                                      THREE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                 ----------------------------
                                                                     2001            2000
                                                                 -----------      -----------
                                                                (IN MILLIONS, EXCEPT PER SHARE
                                                                           AMOUNTS)
Net sales:
    General Motors and affiliates.........................          $  4,238         $  4,682
    Other customers.......................................             1,991            1,966
                                                                    --------         --------
    Total net sales.......................................             6,229            6,648
                                                                    --------         --------

Less operating expenses:
   Cost of sales, excluding items listed below............             5,540            5,773
   Selling, general and administrative....................               348              420
   Depreciation and amortization..........................               260              225
                                                                    --------         --------
Operating income .........................................                81              230
                                                                    --------         --------

Less interest expense.....................................                57               42
Other income, net ........................................                17               48
                                                                    --------         --------
Income before income taxes................................                41              236
Less income tax expense ..................................                15               88
                                                                    --------         --------

Net income ...............................................          $     26         $    148
                                                                    ========         ========

Gross margin ............................................               11.1%            13.2%

Operating income margin .................................                1.3%             3.5%

Net income margin........................................                0.4%             2.2%

-----------------------------------------------------------------------------------------------------

Basic and diluted earnings per share, 560 million and
566 million shares outstanding in 2001 and 560 million
and 562 million shares outstanding in 2000...............           $   0.05         $   0.26
                                                                     =======          =======

-----------------------------------------------------------------------------------------------------

HIGHLIGHTS - Nine months ended September 30, 2001 vs. Nine months ended September 30, 2000 comparison

                                                                        NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                 ----------------------------
                                                                     2001             2000
                                                                 -----------      -----------
                                                                (IN MILLIONS, EXCEPT PER SHARE
                                                                           AMOUNTS)
Net sales:
    General Motors and affiliates.........................         $13,328          $15,844
    Other customers.......................................           6,380            6,386
                                                                   -------          -------
    Total net sales.......................................          19,708           22,230
                                                                   -------          -------

Less operating expenses:
   Cost of sales, excluding items listed below............          17,465           18,825
   Selling, general and administrative....................           1,089            1,289
   Depreciation and amortization..........................             768              686
                                                                   -------          -------
Operating income .........................................             386(1)         1,430 (2)
                                                                   -------          -------

Less interest expense.....................................             169              127
Other income, net ........................................              41              116
                                                                   -------          -------
Income before income taxes................................             258            1,419
Less income tax expense ..................................              93 (1)          525 (2)
                                                                   -------          -------

Net income ...............................................         $   165 (1)      $   894 (2)
                                                                   =======          =======

Gross margin ............................................             11.4%            15.3%

Operating income margin .................................              2.0%(1)          6.4%(2)

Net income margin .......................................              0.8%(1)          4.0%(2)

--------------------------------------------------------------------------------------------------------

Basic earnings per share, 560 million shares outstanding
in 2001 and 561 million shares outstanding in 2000.......          $  0.29 (1)      $  1.59 (2)
                                                                   =======          =======

Diluted earnings per share, 565 million shares outstanding
in 2001 and 564 million shares outstanding in 2000.......          $  0.29 (1)      $  1.58 (2)
                                                                   =======          =======

--------------------------------------------------------------------------------------------------------

(1) Excludes the impact of $617 million ($404 million after-tax) of restructuring and impairment charges comprised of restructuring of $536 million, asset impairments of $63 million, investment impairments of $18 million and income tax benefit of $213 million. Including these restructuring and impairment charges, depreciation and amortization was $831 million, operating loss was $213 million, other income, net was $23 million, income tax benefit was $120 million, net loss was $239 million, and basic and diluted loss per share was $0.43.

(2) Excludes the impact of a one-time, non-cash charge of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development. Including the $51 million charge, net income was $862 million, basic earnings per share was $1.54, and diluted earnings per share was $1.53.

HIGHLIGHTS - Sector financial results



                      SECTOR                                   THREE MONTHS ENDED SEPTEMBER 30,
                      ------                                   --------------------------------
                                                                                   2001           2000
                                                       2001           2000       OPERATING      OPERATING
                                                       SALES          SALES       INCOME         INCOME
                                                       -----          -----       ------         ------
                                                                         (IN MILLIONS)
Electronics & Mobile Communication
    Mobile MultiMedia..........................      $    75          $   114     $   (10)       $     (2)

    Other Electronics & Mobile Communication...        1,094            1,157          73             103
                                                     -------          -------     -------        --------
      Total....................................        1,169            1,271          63             101


Safety, Thermal & Electrical Architecture......        2,158            2,228          60              77


Dynamics & Propulsion..........................        2,994            3,251         (27)             57


Other..........................................          (92)            (102)        (15)             (5)
                                                     -------          -------     -------        --------

      Total....................................      $ 6,229          $ 6,648     $    81        $    230
                                                     =======          =======     =======        ========


                      SECTOR                                    NINE MONTHS ENDED SEPTEMBER 30,
                      ------                                   --------------------------------
                                                                                   2001           2000
                                                       2001           2000       OPERATING      OPERATING
                                                       SALES          SALES       INCOME         INCOME
                                                       -----          -----       ------         ------
                                                                         (IN MILLIONS)
Electronics & Mobile Communication
    Mobile MultiMedia..........................      $   288          $   204     $   (20)       $    (18)

    Other Electronics & Mobile Communication...        3,359            3,850         247             409
                                                     -------          -------     -------        --------

      Total....................................        3,647            4,054         227 (1)         391


Safety, Thermal & Electrical Architecture......        6,810            7,567         236 (1)         539


Dynamics & Propulsion..........................        9,551           10,878          (9)(1)         532 (2)


Other..........................................         (300)            (269)        (68)(1)         (32)
                                                     -------          -------     -------        --------

      Total....................................      $19,708          $22,230     $   386 (1)    $  1,430 (2)
                                                     =======          =======     =======        ========






-----------------------------------------------------------

         (1) Excludes the first quarter 2001 restructuring and asset impairment charges of $78 million for Electronics & Mobile Communication, $214 million for Safety, Thermal & Electrical Architecture, $280 million for Dynamics & Propulsion and $27 million for Other.

         (2) Excludes the first quarter 2000, one-time, non-cash charge of $51 million resulting from acquisition-related in-process research and development for Dynamics & Propulsion.

HIGHLIGHTS - Liquidity and capital resources

BALANCE SHEET DATA:
(in millions)

                                     SEPTEMBER  30,    JUNE 30,    MARCH 31,     DECEMBER  31,    SEPTEMBER  30,
                                         2001           2001         2001           2000              2000
                                     -------------     --------    ---------     -------------    --------------
Cash and cash equivalents...........     $   758       $    689     $    704        $   760           $   727


Debt................................       3,515          3,388        3,368          3,182             2,838
                                         -------       --------     --------        -------           -------

     Net liquidity..................     $(2,757)      $ (2,699)    $ (2,664)       $(2,422)          $(2,111)
                                         =======       ========     ========        =======           =======

Stockholders' equity................     $ 3,287       $  3,311     $  3,222        $ 3,766           $ 3,583
                                         =======       ========     ========        =======           =======











RECONCILIATION OF NET LIQUIDITY:
(in millions)

    Net liquidity at December 31, 2000........................                        $ (2,422)

            Net income........................................         165 (1)
            Depreciation and amortization.....................         768 (1)
            Capital expenditures..............................        (734)
            Other, net........................................         376 (1)
                                                                     -----
         Operating cash flow less capital expenditures........                             575
         Cash paid for acquisitions...........................                            (313)
         Amount paid to GM for separation related liabilities.                            (175)
         Cash paid for restructuring..........................                            (250) (2)
         Dividends and other non-operating....................                            (172)
                                                                                      --------

    Net liquidity at September 30, 2001.......................                        $ (2,757)
                                                                                      ========




--------------------------------------------------------------------------------
(1) Excludes the impact of the first quarter 2001 $617 million ($404 million after-tax) of restructuring and impairment charges comprised of restructuring of $536 million, asset impairments of $63 million and investment impairments of $18 million.

(2) Total cash outflows associated with the restructuring are expected to be $450 million, of which $250 million was paid in the first nine months of 2001.